GROUPE
CLARINS

06015809

RECEIVED
2006 AUG -8 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA

SUPPL

RE : Clarins File N° 82-02960

PROCESSED
AUG 0 8 2006
THOMSON FINANCIAL

July 27th, 2006

Dear Sirs,

Enclosed is a copy of **Clarins Group 2006 first half net sales** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

Pankaj CHANDARANA
Head of Investor Relations

dlw 8/8

GROUPE
CLARINS

27 July 2006

2006 FIRST HALF NET SALES

Net sales per Division 1st Half	2006	2005	2006/2005 Change	
	in € million	in € million	Reported (1)	Like-for-like (2)
Beauty	321.4	287.9	+ 11.6 %	+ 9.9 %
Perfume	153.2	172.7	- 11.3 %	+ 5.5 %
Consolidated Total	**474.6**	**460.6**	**+ 3.0 %**	**+ 8.5 %**

Reaching € 236.3 million, net sales of the second quarter have grown by 8.4%(2). This trend confirms the progress initiated at the beginning of the year. Therefore, Clarins Group has achieved **an excellent first semester** which moreover benefited from a positive forex effect of 1.8% on a comparable basis.

The **Beauty Division** net sales tremendously rose with a growth of 9.9% thanks to a strong activity in the second quarter. This outstanding performance results from an offensive marketing plan. The launches of *Total Eye Concentrate* and *Day Cream SPF 20* for the Super Restorative line, *Smoothing Body Scrub for a New Skin* and *Skin Renew Whitening Program* for the White Plus range as well as the gradual renewal of the sun range were all welcomed and boosted skin care net sales. Make-up benefited from the progress of the foundation segment with two new launches *Express Compact Foundation* and *Instant Smooth Perfecting Touch*.

The end of Procter and Gamble distribution agreement in the USA weighed on the **Perfume Division** net sales which went down 11.3%.
On a like-for-like basis, net sales of this Division went up 5.5%. This growth is granted to the two main perfume brands of the Group, Thierry Mugler and Azzaro which benefited from the continuing success of their classics (*Angel, Azzaro pour Homme* and *Chrome*) and also from new products (*Alien* and *Onyx/Silver Black*) launched at the end of 2005.

For 2006 fiscal year, **the Management Board maintains its initial target of 6% growth on a like-for-like basis**. In the second half of the year, the emphasis will still be on Beauty Division and particularly on skin care, the Group's strategic priority for the year.

Interim results will be released on September 11, 2006 after closing of the Paris Euronext market.

(1) *At average exchange rates*
(2) *At constant exchange rates and on a comparable basis (excluding US perfume distribution activity)*

CLARINS PARIS   AZZARO PARIS   Thierry Mugler   PARFUMS Stella Cadente

Net sales per quarter	2006	2005	2006/2005 Change	
	in € million	in € million	Reported (1)	Like-for-like (2)
1st quarter	238.3	225.1	+ 5.8 %	+ 8.6 %
2nd quarter	236.3	235.5	+ 0.4 %	+ 8.4 %
Consolidated Total	**474.6**	**460.6**	**+ 3.0 %**	**+ 8.5 %**

Net sales by geographical area 1st half	2006	2005	Change 2006/2005	
	in M€	in M€	Reported (1)	Like-for-like (2)
Europe	297.0	277.4	+ 7.1 %	+ 7.1 %
North America	85.8	103.6	- 17.2 %	+ 11.3 %
Asia	55.3	45.8	+ 20.6 %	+ 16.1 %
Others (3)	36.5	33.8	+ 8.0 %	+ 4.8 %
Consolidated Total	**474.6**	**460.6**	**+ 3.0 %**	**+ 8.5 %**

(1) At average exchange rates
(2) At constant exchange rates and on a comparable basis (excluding US perfume distribution activity)
(3) Other countries include chiefly Australia, the Middle East, Latin America and Africa

Eurolist - Compartment A

Investor Relations Department - www.clarins-finance.com
Tél. : 33 1 46 41 41 25 – Fax : 33 1 45 00 35 88 – Email : finance@clarins.com

CLARINS PARIS AZZARO PARIS Thierry Mugler Stella Cadente PARFUMS